Exhibit 99.1

COAL PRODUCTION RAMPING UP AT POPLAR GROVE

·	Raw coal production is ramping up to targeted levels at Poplar Grove and mining productivity is increasing.

·	Raw coal has been brought to the surface and has been processed by Poplar Grove’s coal handling and preparation plant (“CHPP”).

·	All other surface infrastructure including the workshops, bath house and river dock has been commissioned.

·	Coal is now being mined using Company operated mining equipment and labour.

·	First coal sales to LG&E are expected to commence in the second half of March.

Paringa Resources Limited (“Paringa” or “the Company”) (NASDAQ: PNRL, ASX: PNL) is pleased to announce that production ramp-up has begun with the commencement of higher productivity, continuous underground mining operations at the Poplar Grove Mine with Company operated mining equipment and labour. Raw coal is being brought to the surface and has been processed by Poplar Grove’s CHPP.

The commencement of mining using company operated equipment follows approval from the U.S. Mining Safety and Health Administration (“MSHA”) for the recently amended development ventilation scheme.

Figure 1: Paringa’s continuous miner cutting coal at Poplar Gove

Underground operations

Mining to date has been undertaken by Paringa’s mining contractor as part of the bottom development using drill and blast techniques. These development activities have included creating a void for the installation of underground infrastructure at the bottom of the slope and a turnout area to enable the efficient movement of underground mining equipment. This mining activity has produced raw coal which has been run through the CHPP as part of the testing and commissioning of the surface infrastructure.

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The mining contractor’s last piece of work is to undertake 80 ft of development mining via drill and blast over the next month, that will occur in tandem with Paringa’s operational teams.

The next underground mining development activity is the connection of the return and intake air shafts to establish the permanent ventilation system. The connection is being made by Paringa owned continuous miners in the coal seam, from the turnout to the base of the intake shaft and then to the base of the return shaft. This mining is producing raw coal for processing and subsequent sale to LG&E. Paringa commenced this activity using the recently commissioned company operated mining equipment.

Figure 2: Plan and cross-section of the slope bottom and initial mining area layout

The bottom area ground conditions look good with slightly less water and a more competent roof than was expected, although initial mining with the continuous miner has encountered an area of very hard rock which will slow advancement marginally only in the very near term.

Once the permanent ventilation system has been established, the Company will commence a typical underground room and pillar mining sequence. All other underground infrastructure, including the bottom sump, temporary slope belt tailpiece and tramp iron magnet will be commissioned in the coming month to enable the commissioning of the ventilation system needed to begin the room and pillar mining sequence, subject to customary MSHA permanent ventilation system approvals.

Figure 3: Paringa’s mining contractor undertaking drill and blast activities at Poplar Grove

Coal sales

The Company is targeting delivery of first processed coal to cornerstone customer LG&E in the second half of March 2019, and has progressed initial shipments activities, including a 2019 shipping schedule and invoicing and payment procedures.

Figure 4: Raw coal reporting to the CHPP ROM screen and rotary breaker

Surface operations

The CHPP is fully commissioned and has been run several times, processing raw material from the mine, with feed comprised of raw coal and waste rock material.  The proportion of raw coal in the plant feed will significantly increase in the coming weeks as mining activities continue using the company operated continuous miner in the coal seam as part of establishing the permanent ventilation system.

Initial raw coal stockpile development has commenced using material produced by company operated mining equipment, conveyed from the underground mine portal to the preparation plant stockpile area.

All other surface infrastructure including the workshops, bath house and river dock has been commissioned.

For further information, contact:
Egan Antill	Dominic Allen
Chief Executive Officer	Vice President, Finance
eantill@paringaresources.com	dallen@paringaresources.com

Forward Looking Statements

This report may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.